 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Watanabe, Jeffrey N. (Last) (First) (Middle) 999 Bishop Street, 23rd Floor (Street) Honolulu, HI 96813 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 24, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Alexander & Baldwin, Inc.   ALEX
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock (1)	6.00	I	By Custodian For Child (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Watanabe, Jeffrey N. - April 24, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Jeffrey N. Watanabe ________________________________ 04-25-2003 ** Signature of Reporting Person Date Page 2

Watanabe, Jeffrey N. - April 24, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Alexander & Baldwin, Inc. ALEX

Form 3 - April 2003

Jeffrey N. Watanabe
999 Bishop Street, 23rd Floor

Honolulu, HI 96813
Explanation of responses:

(1)   On June 25, 1998, the Board of Directors of the Company declared a dividend, with respect to each share of common stock, of Common Stock Purchase Rights (the 'Rights') pursuant to a Rights Agreement, dated as of June 25, 1998. The Rights are currently attached to, represented by, and transferable with, certificates representing outstanding shares of common stock.
(2)   By self as custodian for child under the Hawaii Uniform Gifts to Minors Act.

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